invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RECEIVED
2007 AUG -9 A 3:24

082-02142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

07025873

4 August 2007

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed the notifications released to the London Stock Exchange concerning

1. Results of 2007 Annual General Meeting ('AGM')
2. Voting Rights and Capital
3. Blocklisting Return
4. Blocklisting Return
5. Invensys plc – Re: Share Schemes

Yours faithfully,

Jaime Tham
Assistant Secretary

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

Copy to: Mr. T. Peterson
Mr. S. Wright

dlw 8/10

Registered Office: Portland House
Bressenden Place, London, SW1E 5BF
Registered in England No. 166023

RNS Number:4552B
Invensys PLC
02 August 2007

INVENSYS PLC

('the Company')

RESULTS OF 2007 ANNUAL GENERAL MEETING ('AGM')

Invensys plc confirms that all resolutions proposed at the AGM of the Company held on 2 August 2007 were passed and the results of the poll are as detailed below:

Resolutions	FOR No. of Votes	%	AGAINST No. of Votes	%	TOTAL No. of Votes
1. To receive report and accounts for the year ended 31 March 2007	584,339,383	99.95	285,524	0.05	584,624,907
2. To approve the Remuneration report	546,960,096	96.51	19,807,193	3.49	566,767,289
3a. To re-elect Mr U C I Henriksson	584,081,401	99.91	514,665	0.09	584,596,066
3b. To elect Mr P Zito	582,969,338	99.72	1,617,108	0.28	584,586,446
4. To re-appoint Ernst & Young LLP as auditors	574,374,390	98.25	10,241,164	1.75	584,615,554
5. To authorise directors to determine auditors' remuneration	582,572,576	99.65	2,038,150	0.35	584,610,726
6. To authorise allotment of relevant securities	583,408,540	99.80	1,154,283	0.20	584,562,823
7. To authorise disapplication of pre-emption provisions (special resolution)	584,337,529	99.97	178,620	0.03	584,516,149
8. To approve the 2007 LTIP	546,313,688	94.38	32,531,480	5.62	578,845,168
9. To approve the Special Award	546,357,899	93.48	38,106,690	6.52	584,464,589
10. To approve electronic communications (special resolution)	584,202,261	99.96	240,983	0.04	584,443,244

Invensys plc further confirms that two copies of the resolutions passed as special business at the AGM have been submitted to the UK Listing Authority, in accordance with Listing Rule 9.6.2 of the UK Listing Rules.

These resolutions will shortly be available to the public for inspection at the UK Listing Authority's Document Viewing Facility that is situated at:

The UK Listing Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7676 1000

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 7821 3758

Name of Company official responsible for making notification: Debbie Walmsley, Assistant Secretary

Date of notification: 2 August 2007

Regulatory News SEC NO 82 – 2142

RNS Number:4498B
Invensys PLC
02 August 2007

INVENSYS PLC

(the 'Company')

VOTING RIGHTS AND CAPITAL

In conformity with the Disclosure and Transparency Rules, we would like to notify the market of the following:

At close of business on 31 July 2007 the Company's capital consisted of 796,384,400 Ordinary shares of 10p each and its authorised share capital was £1,399,999,999.98 divided into 5,600,526,027 Ordinary shares of 10p each and 3,499,780,822 Deferred shares of 24p each. No shares were held in treasury at the date of announcement.

Therefore, the total number of current voting rights in the Company was 796,384,400.

The above figure (796,384,400 Ordinary shares) may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries: Steve Devany, Vice President, Communications 020 7821 3758

Name of Company official responsible for making notification: Jaime Tham, Assistant Secretary

Date of notification: 2 August 2007

RNS Number:4432B
Invensys PLC
02 August 2007

BLOCKLISTING RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 2 August 2007

1. Name of applicant

Invensys plc

2. Name of scheme

Invensys Savings Related Share Option Scheme

3. Period of return

From 3 February 2007 To 2 August 2007

4. Balance under scheme from previous return

975,491 Ordinary shares of nominal value 10p each

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

n/a

6. Number of securities issued/allotted under scheme during period

8,500 Ordinary shares of nominal value 10p each

7. Balance under scheme not yet issued/allotted at end of period

966,991 Ordinary shares of nominal value 10p each

8. Number and class of securities originally listed and the date of admission

10,000,000 ordinary shares of 1p each, admitted on 21 March 2005

9. Total number of securities in issue at the end of the period

796,384,820 Ordinary shares of nominal value 10p each

Name of contact Jaime Tham, Assistant Secretary

Address of contact Invensys plc, Portland House, Bressenden Place, London SW1E 5BF

Telephone number of contact 020 7821 3848

Signed by ....

suitably experienced employee for and on behalf of

Name of applicant: Invensys plc

If you knowingly or recklessly gave false or misleading information you may be liable to prosecution.

RNS Number:4441B
Invensys PLC
02 August 2007

BLOCKLISTING RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 2 August 2007

1. Name of applicant

Invensys plc

2. Name of scheme

1998 Senior Executive Long Term Incentive Plan

3. Period of return

From 26 April 2007 To 2 August 2007

4. Balance under scheme from previous return

590,000 Ordinary shares of nominal value 10p each

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

n/a

6. Number of securities issued/allotted under scheme during period

145,575 Ordinary shares of nominal value 10p each

7. Balance under scheme not yet issued/allotted at end of period

444,425 Ordinary shares of nominal value 10p each

8. Number and class of securities originally listed and the date of admission

590,000 ordinary shares of 10p each, admitted on 27 April 2007

9. Total number of securities in issue at the end of the period

796,384,820 Ordinary shares of nominal value 10p each

Name of contact Debbie Walmsley, Assistant Secretary

Address of contact Invensys plc, Portland House, Bressenden Place, London SW1E 5BF

Telephone number of contact 020 7821 3571

Signed by ....

suitably experienced employee
for and on behalf of

Name of applicant: Invensys plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

RNS Number:9209A
Invensys PLC
26 July 2007

Invensys plc

26 July 2007

Invensys PLC - Re. Share schemes

Alteration to the definition and performance conditions for EPS in the proposed 2007 LTIP and CEO Special Award

In respect of the proposed 2007 Long Term Incentive Plan (LTIP) and the CEO Special Award, it was noted by the Remuneration Committee that the targets set for threshold and maximum earnings per share (EPS) growth of 20% and 42.5% were being applied to different 2006/07 EPS base numbers ranging between 10.1p to 18.3p.

Due to the apparent risk of confusion, the Remuneration Committee decided it would conduct a review to establish a common methodology to determine the EPS number that was also consistent with their intent in measuring EPS growth going forward. This review has concluded that the EPS base number will be the basic earnings per share excluding foreign exchange gains and losses and exceptional finance costs (but not excluding certain other items that may be considered to be operational in nature). To ensure a consistent basis of measurement is used between the base year and the year to which EPS is measured, the following will apply:

'EPS will be the basic earnings per share for continuing operations adjusted by excluding the effects of foreign exchange gains and losses relating to exchange differences arising on the translation of unhedged foreign currency monetary items used in the financing of the Company and its subsidiaries, and exceptional finance costs relating to refinancing the Company. The Remuneration Committee will also retain the discretion, inter alia, to exclude from the calculation matters such as material one-off items of a non recurring nature, material profits or losses arising from divestments, and material costs related to acquisitions that are earnings dilutive over the short to medium term but that the Board has determined are in the best interests of the Company. In making any adjustments the Committee will seek to ensure a consistent basis of measurement is used between the base year and the year to which EPS is measured.'

In respect of awards granted in 2007/08, this results in a base EPS figure for 2006/07 of 14.5 pence per share (see calculation below).

Having defined this EPS calculation, the Remuneration Committee has set new compound annual growth rates (CAGR) from the base of 14.5p and these now comprise 12.4% in respect of threshold vesting and 26.3% for full vesting. The combination of the new base EPS for 2006/07

and the revised growth rates result in a target that is more stretching at the threshold vesting level. The EPS target for full vesting has not changed.

As originally disclosed, the remaining 50% of the awards will vest based on the relative TSR performance criteria.

Contact:

Invensys plc	Steve Devany	tel:	+44 (0) 20 7821 3758
	Kate Elliott	tel:	+44 (0) 20 7821 2121

Note:

Calculation of revised basic EPS for 2006/07 base year for awards granted in 2007/08

Continuing operations	£m	Basic EPS*
Earnings	74	10.1p
Exclude:		
Foreign exchange gains	(35)	
Exceptional finance costs	67	
Earnings before exceptional finance costs and foreign exchange gains and losses	106	14.5p

*Calculated using 733 million shares, being the weighted average number of share in issue during the year.

END